EXHIBIT 99.4

May 2000                                                             Schedule 11
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                                  SCHEDULE 11

              NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                     PERSONS

AVS NO [067163]


All relevant boxes should be completed in block capital letters.

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
1. Name of company                                                  2. Name of director

   BRIGHT STATION PLC                                                  DANIEL MAURICE WAGNER
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3. Please state whether notification indicates that it is           4. Name of the registered holder(s) and, if more than one
   in respect of holding of the shareholder named in 2                 holder, the number of shares held by each of them (if
   above or in respect of a non-beneficial interest or in              notified)
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of
   18 or in respect of an non-beneficial interest

   DIRECTOR NAMED IN 2                                                 DANIEL MAURICE WAGNER
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5. Please state whether notification relates to a                   6. Please state the nature of the transaction. For PEP
   person(s) connected with the director named in 2                    transactions please indicate whether general/single      [11]
   above and identify the connected person(s)                          co PEP and if discretionary/non discretionary/non
                                                                       discretionary

                                                                       LTIP AWARD OF
   N/A                                                                 RESTRICTED SHARES
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7. Number of                     8. Percentage of issued            9. Number of                    10. Percentage of issued class
   shares/amount of                 class                              shares/amount of stock
   stock acquired                                                      disposed

   N/A                                                                 N/A
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11. Class of security           12. Price per share                 13. Date of transaction          14. Date company informed

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15. Total holding following this notification                      16. Total percentage holding of issued class following this notification

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If a director has been granted options by the company please complete the following boxes.
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17. Date of grant                                                  18. Period during which or date on which exercisable

    29/09/2000                                                         29/09/2003 - 29/10/2003
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19. Total amount paid (if any) for grant of the option             20. Description of shares or debentures involved: class, number

                                                                       588,235 ORDINARY SHARES OF 1 PENCE
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21. Exercise price (if fixed at time of grant) or indication       22. Total number od shares or debentures over which options
    that price is to be fixed at time of exercise                      held following this notification

    FIXED AT TIME OF EXERCISE                                          993,710
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23. Any additional information                                     24. Name of contact and telephone number for queries

                                                                       JONATHAN BALL
    SEE BELOW PERFORMANCE CRITERIA                                     (020) 7930 6900
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25. Name and signature of authorised company official responsible for making this notification

                                                         /s/ JONATHAN BALL
DATE OF NOTIFICATION  29 SEPTEMBER 2000                      JONATHAN BALL
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Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority